Eric C. Jensen

+1 650 843 5049

ejensen@cooley.com

June 25, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Ms. Erin Purnell

  Mr. Michael Clampitt

  Mr. David Irving

  Mr. Gus Rodriguez

Re:     Oportun Financial Corporation

 Amendment No. 4 to

 Draft Registration Statement on Form S-1

 Submitted May 2, 2019

 CIK No. 0001538716

Ladies and Gentlemen:

On behalf of Oportun Financial Corporation (“Oportun” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 28, 2019 (the “Comment Letter”) with respect to the Company’s confidential Amendment No. 4 to Draft Registration Statement on Form S-1 submitted to the Commission on May 2, 2019 (the “Fourth Amended Registration Statement”).

In response to the Comment Letter, the Company has revised the Fourth Amended Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Fifth Amended Registration Statement”) with this response letter. We are providing the Staff a courtesy copy of the Fifth Amended Registration Statement and a marked version showing changes from the Fourth Amended Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated herein for convenience in italicized type, followed by the Company’s response. Page references in the responses herein correspond to the page numbers in the Fifth Amended Registration Statement.

Amended Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

You disclose in the Company Overview that you have “generated significant free cash flow for the past four years.” Please tell us why you disclosed this Non-GAAP financial measure prominently in the Prospectus Summary instead of or along with a GAAP financial metric. Also, tell us how you meet the disclosure requirements in Item 10(e)(i)(A) of Regulation S-K as you do not reference to the Non-GAAP disclosures that reconcile from net cash provided by operating activities to free cash flow beginning on page 80.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

June 25, 2019

Page Two

The Company respectfully advises the Staff that the Company has removed references to free cash flow from the Fifth Amended Registration Statement.

Risk Factors

Risks Relating to Our Business

We have elected the fair value option effective as of January 1, 2018..., page 25

2.

We note your response to comment 1. You disclose in Note 14. Fair Value of Financial Instruments that the model inputs used to determine the fair value of Level 3 financial instruments are unobservable and inherently judgmental. Level 3 valuations of financial instruments represent a significant percentage of your total assets and total liabilities at December 31, 2018. Please revise to disclose that loans receivable at fair value representing 71% of your total assets and asset-backed notes representing 62% of your total liabilities were valued based on Level 3 valuations at December 31, 2018 and that since considerable judgment and assumptions are used to determine unobservable Level 3 inputs, changes to these inputs could have a significant effect on your fair value measurements and your results of operations.

In response to the Staff’s comment, the Company respectfully advises that asset-backed notes are valued using Level 2 input measures. The Company has revised the disclosure on pages 25 and F-44 of the Fifth Amended Registration Statement to provide that loans receivable at fair value are valued using Level 3 input measures and asset-backed notes are valued using Level 2 input measures and to disclose the percentage of assets and liabilities represented by Fair Value Loans and Fair Value Notes, respectively. To further address the Staff’s comment, the Company has revised page 25 to provide additional disclosure that changes to inputs used in the discounted cash flow models could have a significant effect on fair value measurements.

Risks Related to this Offering and Ownership of Our Common Stock

Our amended and restated certificate of incorporation to be effective..., page 63

3.

We note that your forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. We note that this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will ensure that investors and shareholders will be informed in future filings that the provision does not apply to any actions arising under the Exchange Act.

In response to the Staff’s comment, the Company has revised its disclosure on pages 63 and 201 to 202 of the Fifth Amended Registration Statement to clarify the extent to which the exclusive forum provision would apply and to note the uncertainty regarding the enforceability of the provision. The Company has further revised its disclosure on pages 63 and 201 to 202 to clarify that stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

June 25, 2019

Page Three

Notes to Consolidated Financial Statements

13. Income Taxes, page F-38

4.

You disclose an effective tax rate of (21%) for 2016 in the amendment filed May 2, 2019. The effective tax rate was (217%) for 2016 in the amendment filed December 14, 2018. Please advise as to why the effective tax rate changed, or revise as necessary.

In response to the Staff’s comment, the Company has revised page F-43 of the Fifth Amended Registration Statement to correctly disclose the effective tax rate of (217%) for 2016.

14. Fair Value of Financial Instruments, page F-41

5.

We note your response to comment 1. Your loans receivable at fair value represent 71% of your total assets at December 31, 2018. You disclose in your risk factors on page 23 that you could incur substantial losses and your business operations could be disrupted if you are unable to effectively identify, manage, monitor and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk and other market-related risks. Prepayment risk is a significant unobservable input and based on this disclosure is a material financial risk. Please disclose the prepayment assumption used in determining the value of your loans receivable at fair value. Please refer to ASC 820-10-50-1C.

In response to the Staff’s comments, the Company has revised page 126 to describe remaining cumulative prepayments as a significant unobservable input to the discounted cash flow model. The Company has also revised page F-44 to provide the remaining cumulative prepayments, expressed as a percentage of the outstanding principal balance, as of the indicated dates.

6.

Your asset-backed notes represent 62% of your total liabilities at December 31, 2018. Please disclose the valuation technique and significant unobservable inputs used to determine the fair value of your asset-backed notes. Please refer to ASC 820-10-50-1C.

In response to the Staff’s comments, the Company advises the Staff that asset-backed notes are valued using Level 2 input measures. The Company has revised the disclosure on pages F-44 and F-47 to clarify that the Company’s asset-backed notes are valued by independent pricing sources and brokers using quoted prices for identical or similar notes, which the Company believes are Level 2 input measures.

*         *         *

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

June 25, 2019

Page Four

Please contact me at (650) 843-5049, Rob Phillips at (415) 693-2020 or Calise Cheng at (650) 843-5172 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Eric C. Jensen

Eric C. Jensen

cc:	Joan Aristei, Oportun Financial Corporation

Kathleen Layton, Oportun Financial Corporation

Robert Phillips, Cooley LLP

Calise Cheng, Cooley LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com